Exhibit 99.2

Alan B. Taylor, P.Geo.

Canadian Zinc Corporation

Suite 1710, 650 West Georgia Street

Vancouver, British Columbia V6B 4N9

CONSENT of QUALIFIED PERSON

I, Alan B. Taylor, P.Geo., consent to the public filing of the technical report titled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (the “Technical Report”) and dated 31 March 2016 by Canadian Zinc Corporation.

I also consent to any extracts from, or a summary of the Technical Report in the 31 March 2016 news release of Canadian Zinc Corporation.

I certify that I have read the Canadian Zinc Corporation news release of 31 March 2016 filed by Canadian Zinc Corporation and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 12 May 2016

(original signed by) “Alan B. Taylor, P.Geo.”

Alan B. Taylor, P.Geo.
Chief Operating Officer and VP Exploration